SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 13, 2025

KT Corporation

By:	/s/ Jaegil Choi
Name:	Jaegil Choi
Title:	IRO

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	IR Team Leader

Results of Termination of Treasury Share Trust Agreement

1.	Issuer: KT Corporation

2.	Trust Company: Shinhan Securities Co., Ltd.

3.	Details of Trust Agreement Termination

A.	Date of Termination: August 13, 2025

B.	Type of Agreement: Treasury share trust

C.	Termination Amount: 250,000,000,000 KRW

4.	Acquisition of Treasury Shares through Trust Agreement

				(Unit: KRW, Shares, %)
For the month ended	Quantity	Amount (A)	Ratio (A/B)	Total Trust Amount(B)
2025.02.28	160,000	7,601,211,500	3.04	250,000,000,000
2025.03.31	699,938	34,654,018,375	13.86	250,000,000,000
2025.04.30	1,100,000	53,569,250,000	21.43	250,000,000,000
2025.05.30	950,000	49,062,052,550	19.62	250,000,000,000
2025.06.30	949,200	48,976,734,100	19.59	250,000,000,000
2025.07.31	981,372	56,136,314,750	22.45	250,000,000,000
2025.08.01	7	383,200	0.00	250,000,000,000

Total	4,840,517	249,999,964,475	100.00	250,000,000,000

Note: All transaction dates are based on settlement date.

5.	Comparison of Planned vs. Actual Treasury Share Acquisition

Planned (KRW)	Actual (KRW)	Reason for Difference
250,000,000,000	249,999,964,475	Final share not purchased to avoid exceeding total trust amount

6.	Treasury Share Holdings After Termination (As of August 13, 2025)

			(Unit: KRW million, Shares, %)
Type of Shares	Quantity (shares)	Ownership (%)	Total Amount(KRW million)
Common Shares	10,962,622	4.34	461,641

Note: The quantity above includes 6,086,105 shares previously held directly by the company and 4,840,517 shares newly transferred after the trust agreement termination.